EXHIBIT 99.1

FirstService Reports Strong Gain in First Quarter Results

Operating highlights:
	Quarter ended March 31
	2010	2009	Change
Revenues (millions)	$ 402.4	$ 361.0	+11%
EBITDA (millions) (note 1)	20.1	12.4	+62%
Adjusted EPS (note 2)	0.15	0.08	+88%

TORONTO, April 28, 2010 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) today reported results for its first quarter ended March 31, 2010. All amounts are in U.S. dollars.

Revenues were $402.4 million, an 11% increase relative to the same quarter in the prior year, EBITDA (note 1) was $20.1 million, up 62% from $12.4 million and Adjusted EPS (note 2) was $0.15, up 88% versus $0.08 reported in the prior year quarter. GAAP EPS from continuing operations was a loss of $0.02 per share in the quarter, compared to a loss of $1.54 for the same quarter a year ago.

"While we were pleased with our performance across all three service lines, the results from our Colliers International commercial real estate services division were particularly encouraging," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "The first quarter is traditionally the weakest quarter in the commercial real estate industry and the fact that Colliers posted a profit in this quarter, for the first time since 2007, is a clear sign that real estate markets are beginning to regain their confidence. With the improving market conditions in commercial real estate, the steps taken over the past twelve months to strengthen our ownership of Colliers International and the multiple opportunities to grow our three complementary service lines, FirstService is in a better position today than at any time in our history to create value for our shareholders," he added.

About FirstService Corporation

FirstService Corporation is a global diversified leader in the rapidly growing real estate services sector, providing services in commercial real estate, residential property management and property services. Industry-leading service platforms include Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates over US$1.8 billion in annualized revenues and has more than 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $154.1 million for the quarter, up 30% relative to the prior year quarter; 18% on a local currency basis. Revenue growth was strong in all service lines, led by sales and leasing, in Asia, Australia and the United States, while revenues in other global markets were similar to the prior year quarter. Quarterly EBITDA was $0.9 million, versus a loss of $11.5 million reported in the prior year quarter.

Residential Property Management revenues were $146.9 million for the quarter, similar to the $146.6 million reported in the prior year quarter. The segment's revenue mix was affected by continued growth in contractual property management fee revenues, which was offset by a decline in ancillary property services revenues including landscaping and swimming pool restoration that are more discretionary in nature. EBITDA for the quarter was $11.6 million, versus $11.5 million in the prior year period.

Property Services revenues totalled $101.4 million, an increase of 6% over the prior year period. The revenue increase was primarily attributable to the Field Asset Services property preservation and foreclosure services business, while the segment's consumer-oriented franchise operations were also up 3% versus the prior year period. EBITDA for the first quarter was $10.9 million versus $13.5 million in the prior year as a  result of significant operating leverage from a surge in new client activity in early 2009.

Quarterly corporate costs were $4.3 million, relative to $2.8 million in the prior year period. The current quarter's results were impacted by higher performance-based compensation accruals and foreign currency translation of Canadian dollar-denominated expenses.

Deferred Income Tax Valuation Allowance

During the first quarter, the Company recorded an increase in its valuation allowance with respect to deferred income tax assets, which increased income tax expense by $3.9 million and decreased GAAP earnings per share by $0.12. In the prior year quarter, the valuation allowance amounted to $12.5 million, or $0.39 per share. The valuation allowance relates to tax loss carry-forwards in the Company's North American Commercial Real Estate operations, which remain available to offset taxes over the next 17 to 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, April 28, 2010 at 11:00 a.m. Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Notes
1. Reconciliation of net earnings (loss) from continuing operations to EBITDA:
(in thousands of U.S. dollars)	Three months ended March 31
(unaudited)	2010	2009

Net earnings (loss) from continuing operations	$ 6,637	$ (44,327)
Income tax	(213)	7,491
Other expense (income)	1,632	(91)
Interest expense, net	4,076	2,654
Operating earnings (loss)	12,132	(34,273)
Acquisition accounting items	(4,559)	--
Depreciation and amortization	11,511	12,260
Goodwill impairment charge	--	29,583
	19,084	7,570
Stock-based compensation expense	982	1,637
Cost containment	--	3,212
EBITDA	$ 20,066	$ 12,419

EBITDA is defined as net earnings from continuing operations before income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses. The Company uses EBITDA to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses EBITDA in conjunction with discounted cash flow models to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of determining operating performance because of the low capital intensity of its service operations. EBITDA is a financial metric used by many investors to compare companies, especially in the services industry. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

2. Reconciliation of net loss and net loss per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:
(in thousands of U.S. dollars)	Three months ended March 31
(unaudited)	2010	2009

Net loss attributable to common shareholders	$ (526)	$ (48,479)
Non-controlling interest redemption increment	290	1,916
Company share of net (earnings) loss from discontinued operations, net of tax	--	3,318
Acquisition accounting items	(4,559)	--
Amortization of intangible assets	4,751	6,521
Goodwill impairment charge	--	29,583
Stock-based compensation expense	982	1,637
Cost containment	--	3,212
Income tax on adjustments	(1,989)	(3,747)
Deferred income tax valuation allowance	3,898	12,482
Non-controlling interest on adjustments	1,538	(3,939)
Adjusted net earnings from continuing operations	$ 4,385	$ 2,504

(in U.S. dollars)	Three months ended March 31
(unaudited)	2010	2009

Net loss per common share from continuing operations	$ (0.02)	$ (1.54)
Non-controlling interest redemption increment	0.01	0.07
Acquisition accounting items	(0.08)	--
Amortization of intangible assets, net of tax	0.10	0.13
Goodwill impairment charge	--	0.93
Stock-based compensation expense, net of tax	0.02	0.03
Cost containment, net of tax	--	0.07
Deferred income tax valuation allowance	0.12	0.39
Adjusted diluted net earnings per common share from continuing operations	$ 0.15	$ 0.08

The Company is presenting adjusted earnings measures to eliminate the impact of: (i) the non-controlling interest ("NCI") redemption increment in connection with new NCI accounting standards and related guidance adopted in 2009; (ii) acquisition accounting-related items including fair value adjustments on contingent acquisition consideration, settlements of contingent liabilities initially recognized at the acquisition date and transaction costs; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) a non-recurring goodwill impairment charge; (v) stock-based compensation expense; (vi) cost containment expense and (vii) deferred income tax valuation allowances related to tax loss carry-forwards. All of the adjustments are considered "non-GAAP financial measures" under applicable securities regulatory authority policies and guidelines.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of U.S. dollars, except per share amounts)
	Three months ended March 31
(unaudited)	2010	2009

Revenues	$ 402,391	$ 361,009
Cost of revenues	248,822	227,612
Selling, general and administrative expenses	134,485	125,827
Depreciation	6,760	5,739
Amortization of intangible assets	4,751	6,521
Goodwill impairment charge	--	29,583
Acquisition accounting items (1)	(4,559)	--
Operating earnings (loss)	12,132	(34,273)
Interest expense, net	4,076	2,654
Other expense (income)	1,632	(91)
	6,424	(36,836)
Income tax (2)	(213)	7,491
Net earnings (loss) from continuing operations	6,637	(44,327)
Discontinued operations, net of tax (3)	--	(3,921)
Net earnings (loss)	6,637	(48,248)
Non-controlling interest share of earnings	4,348	(4,210)
Non-controlling interest redemption increment	290	1,916
Net earnings (loss) attributable to Company	1,999	(45,954)
Preferred share dividends	2,525	2,525
Net loss attributable to common shareholders	$ (526)	$ (48,479)

Net loss per common share
Basic
Continuing operations	$ (0.02)	$ (1.54)
Discontinued operations	--	(0.11)
	$ (0.02)	$ (1.65)

Diluted (4)
Continuing operations	$ (0.02)	$ (1.54)
Discontinued operations	--	(0.11)
	$ (0.02)	$ (1.65)

Adjusted diluted net earnings per common share from continuing operations (5)	$ 0.15	$ 0.08

Weighted average common shares outstanding: (in thousands)
Basic	29,694	29,356
Diluted	29,909	29,371

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition accounting-related items include fair value adjustments on contingent acquisition consideration, settlements of contingent liabilities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended March 31, 2010 includes a $3,898 valuation allowance related to deferred income tax assets (2009 -- $12,482).
(3) Amount shown is before NCI share. For the three months ended March 31, 2009, NCI share of discontinued operations was $(607).
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at a subsidiary. The adjustment for the three months ended March 31, 2010 was nil (2009 - nil).
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)	March 31 2010	December 31 2009

Assets
Cash and cash equivalents	$ 70,199	$ 99,778
Restricted cash	4,707	5,039
Accounts receivable	204,370	214,285
Inventories	10,062	9,458
Prepaids and other current assets	55,759	53,733
Current assets	345,097	382,293
Fixed assets	75,472	75,939
Other non-current assets	44,928	46,479
Goodwill and intangibles	501,549	504,819
Total assets	$ 967,046	$ 1,009,530

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 222,315	$ 269,668
Other current liabilities	32,935	29,008
Long term debt – current	21,462	22,347
Current liabilities	276,712	321,023
Long term debt – non-current	214,753	213,647
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	20,968	27,606
Deferred income tax	35,277	40,052
Non-controlling interests	168,487	164,168
Shareholders' equity	173,849	166,034
Total liabilities and equity	$ 967,046	$ 1,009,530

Supplemental balance sheet information
Total debt	$ 313,215	$ 312,994
Total debt excluding convertible debentures	236,215	235,994
Total debt, net of cash	243,016	213,216
Total debt excluding convertible debentures, net of cash	166,016	136,216

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)	Three months ended March 31
	2010	2009
Operating activities
Net earnings (loss) from continuing operations	$ 6,637	$ (44,327)
Items not affecting cash:
Depreciation and amortization	11,511	12,260
Goodwill impairment charge	--	29,583
Deferred income tax	(5,216)	2,218
Other	1,240	851
	14,172	585
Changes in operating assets and liabilities	(41,029)	(31,548)
Discontinued operations	--	(8,012)
Net cash used in operating activities	(26,857)	(38,975)

Investing activities
Acquisitions of businesses and non-controlling Interests	(2,477)	(11,829)
Purchases of fixed assets, net	(6,293)	(4,208)
Other investing activities	2,331	3,311
Discontinued operations	--	17
Net cash used in investing activities	(6,439)	(12,709)

Financing activities
Increase in long-term debt, net	221	37,528
Preferred share dividends	(2,525)	(2,525)
Other financing activities	1,658	(2,906)
Net cash (used in) provided by financing activities	(646)	32,097
Effect of exchange rate changes on cash	4,363	(2,581)
Decrease in cash and cash equivalents	(29,579)	(22,168)
Cash and cash equivalents, beginning of period including cash held by discontinued operations	99,778	$ 80,049
Cash and cash equivalents, end of period including cash held by discontinued operations	$ 70,199	$ 57,881

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of U.S. dollars)
(unaudited)	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended March 31

2010
Revenues	$ 154,085	$ 146,851	$ 101,412	$ 43	$ 402,391
EBITDA	853	11,621	10,880	(4,270)	19,084
Stock-based compensation					982
					20,066
Operating (loss) earnings	(459)	8,311	8,601	(4,321)	12,132

2009
Revenues	$ 118,489	$ 146,617	$ 95,882	$ 21	$ 361,009
EBITDA	(14,692)	11,534	13,507	(2,779)	7,570
Stock-based compensation					1,637
Cost containment	3,212				3,212
	(11,480)				12,419
Operating (loss) earnings (1)	(51,716)	8,728	11,563	(2,848)	(34,273)

(1) Includes goodwill impairment charge in the amount of $29,583 recorded in the Commercial Real Estate Services segment during the quarter ended March 31, 2009.
CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500